Exhibit 99.1

Provident Announces the Sale of Lloydminster Heavy Oil
Assets for $87 million

News Release 18-09
October 28, 2009

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident, the Trust) (TSX-PVE.UN; NYSE-PVX) is pleased to announce it has reached an agreement with a private company, Emerge Oil & Gas Inc., to sell Provident’s oil and natural gas assets in the Lloydminster area for total consideration of $87 million, consisting of $70 million in cash and $17 million in equity. The divestiture of the Lloydminster properties is part of a larger initiative (announced in August 2009) to reposition Provident’s Upstream business unit by divesting non-strategic assets in Saskatchewan and the Lloydminster area of Alberta.

“We are pleased with this asset sale and have realized excellent value for Provident’s unitholders,” said Tom Buchanan, President and Chief Executive Officer “This transaction is an important step towards repositioning Provident Upstream for long term sustainability and growth. Management and the Board of Directors wish to sincerely thank the employees who have so effectively operated the Lloydminster assets for their commitment and years of service.”

The Lloydminster operating area includes the assets in the vicinity of Lloydminster on the Alberta and Saskatchewan border and around Provost, Alberta. Production from the assets during the third quarter of 2009 was 2,200 barrels oil equivalent per day (boed) and is predominately heavy oil. Proved plus probable (P+P) reserves were approximately 4.4 million barrels of oil equivalent at June 30, 2009. The sale reflects transaction metrics of $39,545 per flowing boed and $19.77 per boe of P+P reserves. Cash proceeds will be applied to Provident’s revolving term credit facility. This transaction is expected to close by November 30, 2009. Scotia Waterous is Provident’s advisor in the Lloydminster sale process.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:
Dallas McConnell	2100, 250 –2nd Street SW
Director, Investor Relations	Calgary, Alberta T2P 0C1
Phone (403) 231-6710
Email: info@providentenergy.com	Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 262-5973
www.providentenergy.com